Canaccord Genuity LLC
Consolidated Statement of Cash Flows

Year Ended March 31, 2020

Operating activities		
Net Income	$	11,734,383
Depreciation and amortization of fixed assets		1,132,666
Amortization of notes receivable		(303,184)
Rent expense		6,400,944
Lease payments		(6,265,248)
Increase in deposits with clearing organizations and others		(140,816)
Increase in receivables from clearing organizations		(5,856,713)
Decrease in corporate finance and trading receivables		4,421,072
Decrease in securities owned, at fair value		2,588,286
Increase in receivables from affiliates		(10,313,176)
Increase in other receivables		(18,174,464)
Increase in prepaid expenses and other assets		(466,027)
Increase in securities sold, not yet purchased, at fair value		273,947
Increase in accounts payable and accruals		22,704,578
Increase in accrued compensation payable		663,087
Increase in payables to affiliates		171,345
Net cash used in operating activities		8,570,680
Investing activity		
Net purchase of fixed assets		(1,731,663)
Net cash used by investing activity		(1,731,663)
Financing activity		
Share-based awards - purchases		(12,500,000)
Share-based awards - amortization		12,334,233
Net cash used in operating activities		(165,767)
Net increase in cash and cash equivalents		6,673,250
Beginning cash		6,268,291
Cash and cash equivalents at end of year	$	12,941,541
Supplemental cash flow disclosures		
Cash paid for interest	$	3,215,829

Cash and cash equivalents include restricted cash.